SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º andar. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641 Extrato da DEL-032/2019 RCA 828, de 22.02.2019.

CERTIFICATION

EXTRACT OF THE MINUTES OF THE EIGHTEENTH TWENTY-EIGHTH MEETING OF THE BOARD OF DIRECTORS OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for the due purposes, that on the twenty-second day of February of the year two thousand and nineteen, at 9:00 am, Eletrobras Board of Directors met at the ELETROBRAS Office in São Paulo, SP Trade Building , Rua Funchal nº 375, 14th floor, Vila Olímpia, São Paulo - SP. The chairman of the work was the Board Member JOSÉ GUIMARÃES MONFORTE, and the Board Members WILSON FERREIRA JR., JOSÉ PAIS RANGEL, ARIOSTO ANTUNES CULAU, ELVIRA BARACUHY CAVALCANTI PRESTA, EDVALDO LUÍS RISSO, MAURO GENTILE RODRIGUES DA CUNHA,  VICENTE FALCONI CAMPOS were present and, by videoconference: MANOEL ARLINDO ZARONI TORRES, WALTER BAÈRE DE ARAÚJO FILHO and CARLOS EDUARDO RODRIGUES PEREIRA.

Decision: DEL-032/2019. To approve the call of the 174th Extraordinary General Meeting of Eletrobras to resolve on the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting, changing the deadline for the transfer of shareholding control of Amazonas Distribuidora de Energia S.A. (hereinafter "Amazonas Energia") to Consórcio Oliveira Energia - ATEM ("Buyer"). RES-087, dated 02.18.2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its attributions, and embodied in a decision of the Board of Executive Officers and in the documents cited below: Report to the Executive Board DF-015, dated 02.18.2019; and Executive Summary DFR-001, dated 02.18.2019; RESOLVED: 1. To approve the convening of the 174th Extraordinary General Meeting of Eletrobras, pursuant to the Call Notice and the Management Proposal and its Annexes, to be held on March 29, 2019; 2. To determine that the Financial and Investor Relations Officer - DF adopt the necessary measures for the call referred to in item 1, and that the Superintendence of Investors Relations - DFR, the General Secretariat - PRGS and the Secretariat of Governance of the Board of Administration - CAAS to adopt, in their respective scopes, the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Secretary of Governance of the Board of Directors.

Rio de Janeiro, March 8, 2019.

BRUNO KLAPPER LOPES

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Wilson Ferreira Junior
Wilson Ferreira Junior CEO and Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.